March 29, 2011

MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	Marathon Petroleum Corporation

RE:	Registration Statement on Form 10
(File No. 001-35054)
Response to Staff Comments

Set forth below are responses from Marathon Petroleum Corporation to the comments of the Staff of the United States Securities and Exchange Commission, dated February 22, 2011, concerning Marathon Petroleum’s Registration Statement on Form 10 filed on January 25, 2011.

Amendment No. 1 to the Registration Statement on Form 10 (“Amendment No. 1”) is being electronically transmitted for filing under the Securities Exchange Act of 1934 concurrently with this memorandum. Amendment No. 1 reflects revisions made to the initial filing on Form 10, including revisions made in response to the comments of the Staff.

For your convenience, the responses set forth below have been put in the same order as the comments were presented and repeat each comment prior to the response. The comments are highlighted in bold. All pages referenced in the responses set forth below refer to the pages of the information statement included in Amendment No. 1. We have sent to your attention three hard copies of the information statement included in Amendment No. 1 (clean and marked).

Registration Statement on Form 10-12B

Comment 1.

Please note the financial statement updating requirements per Article 3-12 of Regulation S-X.

Response 1.

Amendment No. 1 contains audited combined financial statements of the Refining, Marketing & Transportation Business of Marathon Oil Corporation as of and for the year ended December 31, 2010.

Information Statement, Exhibit 99.1

General

Comment 2.

We note that you have numerous blank spaces in the document indicating information and material that will be provided later. We also note that you have not yet filed any of the exhibits to the Form 10 other than the information statement. Please be advised that we will need sufficient time to review these materials and information once filed and may have further comments.

Response 2.

Amendment No. 1 includes updated and revised disclosures that resolve substantially all the blanks in the Information Statement that can be resolved prior to the declaration of the spin-off distribution by the Board of Directors of Marathon Oil, including executive compensation disclosures. We have included all available exhibits with Amendment No. 1 and will file the remaining exhibits by a future amendment or amendments to the Form 10, as those become available.

Comment 3.

We note that you have applied to list your common stock on the NYSE. Please provide us with, and disclose as applicable, relevant updates regarding the progress of your application.

Response 3.

We have applied for listing of our common stock on the NYSE and are awaiting approval at this time. We will update our disclosure to reflect the approval for listing once it has been received.

Summary, page 6

Our Competitive Strengths, page 7

Comment 4.

Please balance your disclosure here and in the Business section beginning at page 84 by providing a brief overview of the most material risks you face.

Response 4.

We have added brief overviews of risks under the captions “Summary—Risk Factors” and “Business—Risk Factors,” in each case so that these disclosures would follow the discussions of competitive strengths and business strategies.

Summary of the Spin-Off, page 9

Cash payments to Marathon Oil prior to the spin-off, page 11

Comment 5.

Please quantify here the aggregate amount of cash payments you intend to make to Marathon Oil in connection with the spin-off. In addition, please clarify the phrase “except for a minimum of $750 million,” as it is unclear whether you are referring to remaining debt owed to Marathon Oil, your remaining cash and cash equivalent balance, or both.

Response 5.

We have added the requested disclosure and clarified the disclosure regarding the minimum $750 million amount to make it clear that such amount will be our minimum cash and cash equivalents balance as of the distribution date for the spin-off.

Risk Factors, page 16

We may have received better terms from unaffiliated third parties…, page 21

Comment 6.

Please enhance your disclosure in this risk factor to further clarify the reasons why the terms in your agreements with Marathon Oil governing the spin-off are less favorable to you than those that you would have received from unaffiliated third parties.

Response 6.

We have revised the disclosure in response to the comment.

A large number of our shares are or will be eligible for future sale…, page 30

Comment 7.

Please disclose in a separate risk factor with an appropriate caption the risks related to the fact that index funds will be forced to sell your shares they currently hold to the extent that you are no longer a component of the S&P 500 or DJIA.

Response 7.

We have added the requested separate risk factor under the caption: “If our common stock is not included in the Standard & Poor’s 500 Index or other stock indices, significant amounts of our common stock could be sold in the open market where they may not meet with offsetting new demand.”

Cautionary Statement Concerning Forward-Looking Statements, page 32

Comment 8.

Section 27A of the Securities Act of 1933 and Section 21E(a) of the Exchange Act expressly state that the safe harbor for forward-looking statements only applies to an issuer that, at the time that the statement is made, is subject to the reporting requirements of section 13(a) or section l5(d). As it does not appear that Marathon Petroleum Company meets this condition, please revise accordingly.

Response 8.

We have deleted the references to Section 27A of the Securities Act of 1933 and Section 21E(a) of the Exchange Act in response to the comment.

The Spin-Off, page 34

Facilitating growth of Marathon Oil’s and MPC’s Businesses, page 35

Comment 9.

We note that the spin-off may lead to an increase in the overall cost of debt funding and a decrease in overall debt capacity. Please provide related risk factor disclosure.

Response 9.

We have revised and updated the risk factor now entitled “Following the spin-off, we will have substantial debt obligations that could restrict our business, financial condition, results of operations or cash flows. In addition, the separation of our business from Marathon’s upstream business may lead to an increase in the overall cost of debt funding and a decrease in the overall debt capacity of the combined businesses. Also, our business, financial condition, results of operations and cash flows could be harmed by a deterioration of our credit profile or by factors adversely affecting the credit markets generally.”

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 39

Comment 10.

Please revise to remove the suggestion that the discussion in this section is merely a summary of the material tax consequences.

Response 10.

We have revised the discussion to, among other things, delete the references to the word “summary.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

Results of Operations, page 60

General

Comment 11.

Please revise your disclosure for each period presented to provide additional detail separately quantifying the effect of each causal factor that you cite for material changes in your financial statement amounts. For example, your analysis of refining and marketing revenues for the interim period ended September 30, 2010 makes reference to price level increases and changes in volume, but does not quantify the impact of each of these items on your financial statements. Refer to Section III.D of SEC Release 33-6835 for further guidance.

Response 11.

We have revised the results of operations disclosures to provide the requested additional detail.

Capital Resources, page 71

Comment 12.

In various sections of your registration statement, such as at pages 14, 50, 54, and 71, you disclose that you will incur up to $3 billion of new, long-term debt “in connection with the spin-off.” Please revise to include a more complete discussion regarding the sources and uses of such debt.

Response 12.

We have revised and updated the disclosure to discuss our February 2011 issuance of $3 billion in aggregate principal amount of senior notes and to provide more details regarding our new credit facility, which has now been executed by the parties thereto.

Comment 13.

We note the commitment letter regarding the credit facility that you plan to enter into following the spin-off. Please tell us whether you intend to file a form of the agreement, the commitment letter, or some other document to satisfy the filing requirement for material contracts pursuant to Item 601(b)(10). If not, please explain why this is not required.

Response 13.

The credit agreement has been included as an exhibit to Amendment No. 1.

Capital and Investment, page 74

Comment 14.

We note your disclosure that your approved a capital and investment budget for 2010 represented over a 50% reduction from your 2009 spending, and that the primary focus of the 2010 budget was continuation of the Detroit refinery heavy oil upgrading and expansion project and increased investments in certain areas. Please briefly discuss the nature of the 2009 and the areas that saw reduction in investments in 2010. When available, discuss the focus of your capital and investment budget and plans for 2011.

Response 14.

We have revised and updated our disclosures regarding capital and investment. We have included a discussion of our related budget and plans for 2011. Historical information with respect to our capital investments (for 2008, 2009 and 2010) is included in the “Liquidity and Capital Resources – Cash Flows” section of MD&A.

Legal Proceedings, page 98

Environmental Proceedings, page 98

Comment 15.

We note that you have excluded retail marketing outlets from your discussion at page 99 of the 94 sites where remediation is being sought, as well as your disclosure at page 97 regarding issues with underground storage tanks at certain of your retail outlets. Please revise your disclosure to include the information required by Item 103 of Regulation S-K with respect to any proceedings pending or known to be contemplated by governmental authorities with respect to these retail marketing outlets. In light of the existence of any such proceedings, please explain why you believe it is appropriate to exclude from your discussion here the estimated amounts required to remediate such environmental issues, otherwise revise.

Response 15.

We have revised the disclosure to remove the exclusion with respect to retail marketing outlets and to make the discussion more general in nature. For the information of the Staff, we are not involved in any environmental proceedings (i) that we believe are material to MPC’s business or financial condition, (ii) that involves primarily a claim for damages, or involves potential monetary sanctions, capital expenditures, deferred charges or charges to income where the amount involved exceeds 10 percent of the current assets of MPC and its consolidated subsidiaries or (iii) in which a governmental authority is a party and involves potential monetary sanctions against MPC or any of its subsidiaries of $100,000 or more.

Relationship with Marathon Oil After the Spin-Off, page 102

Comment 16.

Please reconcile your statement regarding your belief that the purchases of crude oil from Marathon Oil were made at prices “equivalent to arm’s-length market prices” with your statements at pages 73, F-7, and F-36 that your transactions with related parties “other than Marathon Oil” were conducted on terms comparable to those with unrelated parties. In addition, in an appropriate place provide further clarity regarding the pricing of your purchases of crude oil from Marathon.

Response 16.

We have revised the disclosure (now on page 70 and page F-12) to reconcile the statements regarding the crude oil purchases from Marathon Oil and to add clarification and more disclosure regarding the pricing of such purchases.

Tax Sharing Agreement, page 104

Comment 17.

We note your disclosure at page 105 regarding covenants in the Tax Sharing Agreement that will restrict your ability to, inter alia, undertake certain sales or issuances of stock, to solicit or participate in tender offers for your stock, and to take various other corporate actions with respect to your securities and business combinations. With a view towards disclosure, please explain to us in further detail the nature of these limitations. While we note your related risk factor disclosure at page 19, it appears that there may be additional, specific risks related to compliance with these covenants, which may require independent risk factor disclosure.

Response 17.

We have expanded the disclosure regarding the covenants in the Tax Sharing Agreement, to provide more detail with respect to these limitations. We believe the current tax-related risk factor on page 18 of the information statement included in Amendment No. 1 appropriately references the detailed discussion of the tax sharing agreement section.

Management, page 110

Comment 18.

For each director, briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the registrant at this time. See Item 401(e) of Regulation S-K.

Response 18.

We have added a discussion of the specific experiences, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as a director of MPC.

Financial Statements, page F-1

Note 20 - Commitments & Contingencies, page F-63

Comment 19.

We note you have provided disclosure regarding pending legal cases. However, it does not appear that you have provided disclosure regarding management’s assessment of the probability that a liability has been incurred and the related possible loss or range of loss. Please revise your disclosure accordingly. Refer to FASB ASC 450-20-25-2 and 450-20-50-3 through 50-4.

Response 19.

We have revised the disclosures in Note 21 in response to the comment.

Acknowledgements

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10, as amended;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10, as amended; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We believe that the information contained in this letter, together with the revised disclosures in Amendment No. 1, is responsive to the Comments. In addition to reflecting the responses to the Comments described above, Amendment No. 1 includes other changes that are intended to update, clarify or render more complete the information contained therein.

Please call Ted W. Paris of Baker Botts L.L.P. at (713) 229-1838 if you have any questions regarding this submission.